[Integrated Carbonics Corp. Letterhead]


                          NEWS RELEASE


FOR IMMEDIATE RELEASE                     JANUARY 27, 1998


TRADING SYMBOL: ICCN (OTC:BB)


PRIVATE PLACEMENT CLOSED; AUDITORS APPOINTED

Integrated Carbonics Corp. announced today that it has closed a Private Placement previously announced on January 6, 1998.

The Private Placement consisting of 2,300,000 units was fully subscribed at a price of $0.10 per unit. Each unit consists of one share and one share purchase warrant exercisable at a price of $0.33 each for a period of six months from today's close date. The Company undertook the Private Placement pursuant to exemptions from registration provided by Section 3(b) Regulation D and Rule 504 to raise a total of US $989,000. The funds will be used in part for detailed engineering design of the Phase 1 plant construction.

The Company further announces the appointment of the accounting firm Deloitte and Touche as the Company's auditors. The Vancouver offices of Deloitte and Touche will begin an immediate audit of the Company's operations while the firms Beijing office will represent the Company's interest by performing audits of the Joint Venture Company in China on behalf of ICC.

Integrated Carbonics Corp. is an 80% equity partner in a Sino-Foreign Equity Joint Venture with the Liumao Graphite Group of Heilongjiang Province in the People's Republic of China. The purpose of the joint venture is to construct and operate a value-added graphite processing plant at the site of the Liumao Mine near Jixi, China. The plant will produce higher value graphite products than those currently produced by the mine and sell the graphite products to the world's markets.

Contact: Investor Relations @ 1-888-734-7774, or, Robert Tyson,
Vice President, Corporate Communications @ (604) 682-8445.

Email: info@carbonics.com

Web Site:  www.integratedcarbonics.com